UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             COBRA ELECTRONICS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   191042100
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 3, 2009
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  191042100

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         377,947
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    377,947
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             377,947
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.8%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Cobra Electronics Corp., 6500 W. Cortland Street, Chicago, IL 60707.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $502,950.65 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person is an individual investor who primarily adheres to a discipline of "Graham & Dodd" value investing, with an emphasis on the nano and micro-cap sectors. The reporting person believes the stock market is tremendously inefficient when it comes to valuing companies of extremely small market capitalizations, because the "professional investor class," broadly speaking, avoids investing in companies of this size, and discourages individual investors from investing in them (i.e. penny stocks) as well. The reporting person has a 16+ year track record of exceptional, and outsized, market-beating returns.

     The reporting person believes that the common stock of Cobra is significantly undervalued, and that the drastic decline in Cobra's share price over the last few years is overdone, when looked at in the context of 1) the company's historical levels of profitability, 2) its strong asset base, 3) its price/book ratio, 4) its solid reputation and awareness level as a value-added brand, 5) its longstanding #1 or #2 market share position in CB radios, 2 way radios, and radar detectors, 6) its potential for growth in new and attractive market segments, 7) the historic trading levels of the common stock, and 8) recent public guidance given by management anticipating an increase in 4th quarter revenues, and a return to profitability.

     The reporting person believes Cobra's image among investors has been unduly "punished" by 1) wholesale institutional "dumping" of shares, related to the company's discontinuance of a dividend, and its exit from the domestic GPS device business (a business line that many investors initially had high hopes for), 2) huge goodwill and deferred tax asset write-downs (which make the balance sheet and income statement look considerably worse...but have no effect on cash, and little bearing on future operating performance), and 3) the fact that the purchase of many of the company's products is highly discretionary, making Cobra more susceptible to a recession-driven (if temporary) fall-off in demand.

     The reporting person believes that Cobra's upper management is generously compensated, relative to a long term track record that can best be described as mediocre. Furthermore, upper management retains a startlingly small direct share ownership in the company, which is especially dismaying, considering the decade or so average length of time top executives have been with the company. This creates a disquieting "disconnect" when one ponders whether management's interests are appropriately aligned with that of the broader shareholder base.

     With this in mind, the reporting person believes it is important, over the next 12-18 months, for management to achieve success with its operational imperatives, and strategies, regarding new product releases, increasing gross margins, reasserting the value proposition behind the PPL acquisition, monetizing/licensing the Aura database, and otherwise establishing that it has improved the business model to the extent that Cobra can earn a double digit return on equity, thereby justifying its remaining independent.

     If management is unable to succeed in earning satisfactory returns, or believes it will be unable to in the intermediate to long term, the current severely depressed stock price would suggest that the storied Cobra brand might best be placed in the hands of a larger company, with a more robust marketing budget, that can succeed in taking Cobra to a "higher level." The reporting person believes that in a normalized M&A environment, and a more normalized profit environment for Cobra (even if subpar), the company could very well be worth a multiple of the current stock price, if it were to be sold, broken up, or taken private. In fact, the potential for elimination of duplicative SG&A costs, and public company costs, might very well make Cobra more valuable to a would be acquiror, than as an independent company. The reporting person believes it is important, if not essential, for management to continually evaluate the "sale alternative," in the context of what is best for the entire shareholder base, and a maximization of "net present value" for shareholders.

     The reporting person may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

     Other than as set forth above in this Item 4, the respondent has no plans or proposals which relate to, or could result in, any other matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on November 11, 2009, the reporting person has sole voting and dispositive power over 377,947 shares of Cobra Electronics Corp.'s common stock. According to the company's latest Form 10-Q filing, as of August 10, 2009, there were 6,471,280 common shares outstanding. The reporting person is therefore deemed to own 5.8% of the company's common stock. Transactions effected by the respondent in the 60 days prior to the November 3, 2009 "trigger" date, through November 11, 2009, were performed in ordinary brokerage transactions, and are indicated as follows:

09/11/09  bought 6000 shares @ $1.736
09/14/09  bought 100 shares @ $1.55
09/15/09  bought 5000 shares @ $1.55
09/21/09  bought 3000 shares @ $1.51
10/13/09  bought 1334 shares @ $1.614
10/14/09  bought 12,743 shares @ $1.731
10/15/09  bought 1300 shares @ $1.74
10/16/09  bought 2200 shares @ $1.634
10/19/09  bought 8500 shares @ $1.749
10/20/09  bought 300 shares @ $1.65
10/22/09  bought 13,000 shares @ $1.642
10/23/09  bought 14,200 shares @ $1.629
10/26/09  bought 2395 shares @ $1.61
10/27/09  bought 4600 shares @ $1.56
10/28/09  bought 6100 shares @ $1.405
10/29/09  bought 6900 shares @ $1.384
11/02/09  bought 33,993 shares @ $1.35
11/03/09  bought 60,000 shares @ $1.35
11/04/09  sold 5000 shares @ $1.34
11/05/09  bought 5000 shares @ $1.35
11/06/09  bought 5000 shares @ $1.35
11/09/09  bought 5000 shares @ $1.35
11/11/09  bought 5000 shares @ $1.35


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  11/11/09
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor